

November 9, 2023

Bryan Mittelman
Chief Financial Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, IL 60120

> **Re: The Middleby Corporation**
> **Form 10-K For Fiscal Year Ended December 31, 2022**
> **Response Dated October 26, 2023**
> **File No. 001-09973**

Dear Bryan Mittelman:

We have reviewed your October 26, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 13, 2023 letter.

Response dated October 26, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. Your response to the first item of prior comment 1 reiterates information provided in your initial response, dated October 6, 2023, and continues to include a materiality qualification. Accordingly, we reissue this portion of our comment. Explain to us how you considered providing specific disclosure regarding the climate-related changes and opportunities identified in our prior comment, and tell us how you assessed materiality. Your response should discuss the climate-related changes in demand and competition you have experienced, and explain how you determined there were not material for purposes of disclosure, taking into account your statements that "action on climate change is an area of focus for our industry" and you expect "additional future opportunities to develop and sell sustainable products."

Please contact Charli Gibbs-Tabler at 202-551-6388 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bryan Mittleman